                                                               Exhibit 99(A)(5)

                                 PRESS RELEASE

Bird Corporation                                CertainTeed Corporation
1077 Pleasant Street                            750 East Swedesford Road
Norwood, MA 02062-6714                          Valley Forge, PA 19482
Contact:  Joseph Vecchiolla,                    Contact:  Dorothy C. Wackerman,
          Chairman                                        Vice President
Phone:  (203) 622-4880                          Phone:  (610) 341-7428


BIRD CORPORATION AND CERTAINTEED CORPORATION,
A SUBSIDIARY OF SAINT-GOBAIN CORPORATION, AGREE
TO ACCELERATE PLANNED MERGER BY CONVERTING TO
TENDER OFFER AT SAME PRICE

Norwood, Mass.--April 8, 1996--In an effort to accelerate consummation of their previously announced agreement, Bird Corporation (NASDAQ:BIRD) and CertainTeed Corporation, a subsidiary of Saint-Gobain Corporation, today jointly announced an amendment to their previous merger agreement into a two-step transaction on substantially the same terms. The first step will be an all cash tender offer to purchase all outstanding shares of Bird's common stock for $7.50 per share and Bird's $1.85 cumulative convertible preference stock for $20 per share plus all accrued and unpaid dividends to the expiration of the offer. In anticipation of the cash tender offer, Bird will not declare or pay any dividend on the preference stock on May 15, 1996, the next scheduled dividend payment date. As of April 1, 1996, there were approximately 4.1 million shares of Bird common stock outstanding and approximately 814,000 shares of Bird preference stock outstanding.

The cash tender will commence by Friday, April 12, 1996 and will be scheduled to expire 20 business days later. Although the offer is subject to certain regulatory approvals and other customary conditions, it is expected to be completed in the middle of May 1996. The transaction is not subject to financing. Bird's Board of Directors has received a fairness opinion from its investment bankers regarding the acquisition by CertainTeed.

The second step of the transaction will be a merger of a subsidiary of CertainTeed into Bird. As a result, CertainTeed will acquire all shares of common stock not purchased in the offer for $7.50 per share. In addition, CertainTeed will acquire or redeem at their liquidation preference all outstanding shares of 5% cumulative preferred stock for $110.00 per share and all outstanding $1.85 cumulative convertible preference stock not purchased in the Offer for $20.00 per share. Payment for preferred and preference stock will include any previously accrued but unpaid dividends. Assuming consummation of the offer, the merger is anticipated to be completed at the end of the second quarter following distribution of proxy materials to Bird's shareholders and approval at a special meeting. As previously announced, the total consideration for the transaction is expected to exceed $50 million, including common and preferred equity plus debt.

Bird Corporation, founded in 1795, is primarily a manufacturer of asphalt shingles and roll-roofing goods with annual sales of more than $50 million.

CertainTeed Corporation, headquartered in Valley Forge, Pennsylvania, is a leading producer of fiber glass products (insulation and reinforcements) and building materials (roofing, ventilation products, vinyl siding, vinyl windows and piping products).